Exhibit 99.19

CONSENT OF EXPERT

I, Greg Walker, of Yamana Gold Inc., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from mineral resource estimates for the El Peñon mine, the Minera Florida mine and the Mercedes project as at December 31, 2008 (collectively, the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Greg Walker
Name:	Greg Walker, Professional Geologist
Title:	Senior Manager, Resources Estimation

Date:   March 31, 2009